03033389

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 25, 2003, Series 2003-FF4	**333-108195**

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 25, 2003

FINANCIAL ASSET SECURITIES CORP.

By: ________________________

Name: Frank Skibo
Title: Senior Vice-President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2003-FF4

Marketing Materials

$1,198,830,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Chase Manhattan Mortgage Corporation
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: August 6, 2003***

$1,198,830,000 (Approximate)
First Franklin Mortgage Loan Trust 2003-FF4

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A-1	$608,417,000	Not Offered Hereby		AAA/Aaa	October 2033	Hybrid Senior
A-2	$99,950,000	Not Offered Hereby		AAA/Aaa	October 2033	Hybrid Senior
A-3	$100,000,000	Not Offered Hereby		AAA/Aaa	October 2033	Hybrid Senior
A-4	$239,855,000	Not Offered Hereby		AAA/Aaa	October 2033	Hybrid Senior
M-1	$57,231,000	Not Offered Hereby		AA/Aa2	October 2033	Hybrid Subordinate
M-2	$45,182,000	4.42/4.70	37-75/37-109	A/A2	October 2033	Floating Rate Subordinate
M-3	$15,061,000	4.40/4.57	37-75/37-92	A-/A3	October 2033	Floating Rate Subordinate
M-4	$12,049,000	4.40/4.44	37-75/37-82	BBB+/Baa1	October 2033	Floating Rate Subordinate
M-5	$12,049,000	4.18/4.18	37-72/37-72	BBB/Baa2	October 2033	Floating Rate Subordinate
M-6	$9,036,000	3.48/3.48	37-55/37-55	BBB-/Baa3	October 2033	Floating Rate Subordinate
Total:	**$1,198,830,000**					

(1) The Class A-1 and Class A-2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-3 and Class A-4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The Class A-1, Class A-2, Class A-3, Class A-4 and Class M-1 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Roll Date (as defined herein). The Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are priced to call. The Class A-1, Class A-2, Class A-3, Class A-4 and Class M-1 Certificates are priced to the Roll Date. The margin on each of Class A-1 (if applicable), Class A-2 (if applicable), Class A-3 (if applicable), Class A-4 (if applicable) Class M-1 (if applicable), Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be equal to 1.5x the original margin on the first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

Depositor: Financial Asset Securities Corp.

Servicer: Chase Manhattan Mortgage Corporation

Underwriter: Greenwich Capital Markets, Inc.

Trustee: Wells Fargo Bank Minnesota, National Association.

Originator: First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.

Offered Certificates: The Class A-1 and the Class A-2 Certificates (together, the "***Group I Certificates***"), the Class A-3 and Class A-4 Certificates (together the "***Group II Certificates***" and together with the Group I Certificates, the "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "***Subordinate Certificates***"). The Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are referred to herein as the "***Offered***

	Certificates." The Senior Certificates and the Subordinate Certificates are referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on September 1, 2003.
Expected Pricing Date:	On or about the week of [August 4], 2003.
Expected Closing Date:	On or about September 25, 2003.
Expected Settlement Date:	On or about September 25, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in October 2003.
Accrued Interest:	The price to be paid by investors for the Class A-1, Class A-2, Class A-3, Class A-4 and Class M-1 Certificates will include accrued interest from September 1, 2003, up to, but not including, the Closing Date ([24] days). The price to be paid by investors for the Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for the Class A-1, Class A-2, Class A-3, Class A-4 and Class M-1 Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). The interest accrual period for each Distribution Date with respect to the Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans:	115% PPC	(100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans:	100% PPC	(100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $1,204,853,872 of which: (i) approximately $814,215,575 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $390,638,298 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***"). As of the Cut-off Date, approximately [1.24]% of the Mortgage Loans consisted of loans for which the borrower is entitled to a rebate at the end of each 12 month period for the first four years if the borrower (i) is not delinquent or has not defaulted and (ii) has not prepaid the loan in full for such period (the "***Dividend Loans***"). The rebate will be deducted from available funds each month and will not be available to make any payments on the Certificates, regardless of whether the borrower satisfies the above criteria. For fixed-rate Dividend Loans, the rebate will be 0.25%, 0.25%, 0.25% and 0.50% respectively for the first four 12 month periods. For adjustable-rate Dividend Loans with an initial fixed rate period of two years, the rebate will be 0.25%, 0.25%, 1.00% and 0.25% respectively for the first four 12 month periods. For adjustable-rate Dividend Loans with an initial fixed rate period of three years, the rebate will be 0.25%, 0.25%, 0.25% and 1.00% respectively for the first four 12 month periods. Please see the prospectus supplement for a more detailed description of the Dividend Loans. As of the Cut-off Date, approximately [55.14]% of the Mortgage Loans, at the time of the origination of the first lien mortgage loan to be acquired by the trust, the Originator also originated a second lien mortgage loan which will not be included in the trust. See the attached collateral descriptions for additional information on the Mortgage Loans.

Roll Date: The Class A-1, Class A-2, Class A-3, Class A-4 and Class M-1 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Distribution Date in [September 2005], the "***Roll Date***."

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" is One Month LIBOR plus the related margin for all of the Certificates (other than the Class A-1, Class A-2, Class A-3, Class A-4 and Class M-1 Certificates for the first [24] Distribution Dates). The Base Rate for the Class A-1, Class A-2, Class A-3, Class A-4 and Class M-1 Certificates is (i) the related fixed rate for the first 24 Distribution Dates and (ii) One Month LIBOR plus the related margin for every Distribution Date thereafter.

Net WAC Rate: The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis in the case of the Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates).

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis in the case of the Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates).

Net WAC Rate Carryover Amount: The "***Net WAC Rate Carryover Amount***" for any class of Certificates and any Distribution Date is equal to the sum of (i) the excess, if any, of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates as described herein. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of [9.00]% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in [September 2005].

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow: The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date on which an OC Step Up Event is not in effect, the "***Required Overcollateralization Amount***" is equal:
(i) prior to the Stepdown Date, [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
  (a) [1.00]% of the current aggregate principal balance of the Mortgage Loans;
  (b) the OC Floor.

On any Distribution Date on which an OC Step Up Event is in effect, the Required Overcollateralization Amount is equal to:
(i) prior to the Stepdown Date, [0.90]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
  (a) [1.80]% of the current aggregate principal balance of the Mortgage Loans;
  (b) the OC Floor.

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in [October 2006] and
  (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [26.00]% ([26.80]% if an OC Step Up Event exists).

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

OC Step Up Event: An "***OC Step Up Event***" is in effect any Distribution Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
September 2005 to September 2006	[1.75]%
October 2006 to September 2007	[2.00]%
October 2007 to September 2008	[2.50]%
October 2008 and September 2009	[3.00]%
October 2009 and thereafter	[3.25]%

Delinquency Trigger Event: A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [42]% of the current Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect any Distribution Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
October 2006 to September 2007	[2.25]%
October 2007 to September 2008	[3.25]%
October 2008 to September 2009	[4.25]%
October 2009 and thereafter	[4.75]%

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
AAA	[13.00]%	AAA	[26.00]%
AA	[8.25]%	AA	[16.50]%
A	[4.50]%	A	[9.00]%
A-	[3.25]%	A-	[6.50]%
BBB+	[2.25]%	BBB+	[4.50]%
BBB	[1.25]%	BBB	[2.50]%
BBB-	[0.50]%	BBB-	[1.00]%

Credit Support (if OC Step Up Event Is Triggered):

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
AAA	[13.40]%	AAA	[26.80]%
AA	[8.65]%	AA	[17.30]%
A	[4.90]%	A	[9.80]%
A-	[3.65]%	A-	[7.30]%
BBB+	[2.65]%	BBB+	[5.30]%
BBB	[1.65]%	BBB	[3.30]%
BBB-	[0.90]%	BBB-	[1.80]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-6 Certificates, second to the Class M-5 Certificates, third to the Class M-4 Certificates, fourth to the Class M-3 Certificates, fifth to the Class M-2 Certificates and sixth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds (after deduction for monthly dividend rebates), as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, and eighth, monthly interest to the Class M-6 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," and then monthly principal to the Class M-6 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates and then any unpaid applied Realized Loss amount to the Class M-6 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificate, then to the Class M-5 Certificates and lastly to the Class M-6 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal from the related loan group will be distributed to the Group I Certificates and Group II Certificates pro rata based on the certificate principal balance of such certificates.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally *pro rata* based on principal collected in the related loan group, then principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates and 6) Class M-6 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, such that the Senior Certificates will have at least [26.00]% credit enhancement ([26.80]% credit enhancement if an OC Step Up Event exists), second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [16.50]% credit enhancement ([17.30]% credit enhancement if an OC Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [9.00]% credit enhancement ([9.80]% credit enhancement if an OC Step Up Event exists), fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [6.50]% credit enhancement ([7.30]% credit enhancement if an OC Step Up Event exists), fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [4.50]% credit enhancement ([5.30]% credit enhancement if an OC Step Up Event exists), sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [2.50]% credit enhancement ([3.30]% credit enhancement if an OC Step Up Event exists), and seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least [1.00]% credit enhancement ([1.80]% credit enhancement if an OC Step Up Event exists) (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Effective Net WAC Rate Schedule with respect to Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates

Period	Net WAC Rate (1)	Effective Subordinate Net WAC Rate (1)(2)	Period	Net WAC Rate (1)	Effective Subordinate Net WAC Rate (1)(2)	Period	Net WAC Rate (1)	Effective Subordinate Net WAC Rate (1)(2)
1	6.16694%	9.00000%	27	8.64835%	8.64845%	52	10.70723%	10.70733%
2	5.96770%	9.00000%	28	9.04099%	9.04109%	53	10.70796%	10.70806%
3	6.16675%	9.00000%	29	9.16456%	9.16466%	54	11.44000%	11.44010%
4	5.96878%	9.00000%	30	10.14328%	10.14338%	55	10.69586%	10.69596%
5	5.96863%	9.00000%	31	9.15875%	9.15885%	56	11.04605%	11.04615%
6	6.37985%	9.00000%	32	9.46187%	9.46197%	57	10.68375%	10.68385%
7	5.96784%	9.00000%	33	9.15408%	9.15418%	58	11.17190%	11.17200%
8	6.16632%	9.00000%	34	10.16484%	10.16494%	59	10.88528%	10.88538%
9	5.96739%	9.00000%	35	9.97960%	9.97970%	60	10.87859%	10.87869%
10	6.16883%	9.00000%	36	9.97553%	9.97563%	61	11.23423%	11.23433%
11	5.96990%	9.00000%	37	10.30380%	10.30390%	62	10.86502%	10.86512%
12	5.96957%	9.00000%	38	9.96774%	9.96784%	63	11.22014%	11.22024%
13	6.16830%	9.00000%	39	10.29566%	10.29576%	64	10.89539%	10.89549%
14	5.96915%	9.00000%	40	10.62446%	10.62456%	65	10.91472%	10.91482%
15	6.16849%	9.00000%	41	10.74999%	10.75009%	66	12.07613%	12.07623%
16	5.97161%	9.00000%	42	11.89588%	11.89598%	67	10.90016%	10.90026%
17	5.97204%	9.00000%	43	10.73928%	10.73938%	68	11.25586%	11.25596%
18	6.61209%	9.00000%	44	11.09176%	11.09186%	69	10.88539%	10.88549%
19	5.97248%	9.00000%	45	10.72847%	10.72857%	70	11.28553%	11.28563%
20	6.17309%	9.00000%	46	11.08937%	11.08947%	71	10.93992%	10.94002%
21	5.97485%	9.00000%	47	10.73316%	10.73326%	72	10.93211%	10.93221%
22	8.26362%	9.00000%	48	10.72748%	10.72758%	73	11.28836%	11.28846%
23	8.37611%	9.00000%	49	11.07914%	11.07924%	74	10.91627%	10.91637%
24	8.37423%	9.00000%	50	10.71597%	10.71607%	75	11.27192%	11.27202%
25	8.65140%	8.65150%	51	11.06713%	11.06723%	76	10.70723%	10.70733%
26	8.37089%	8.37099%						

(1) Assumes 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call (adjusted to actual/360).

(2) Assumes 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call, assumes 1-month LIBOR equals 20.00% and assumes payments are received from the Yield Maintenance Agreement (such payments from the Yield Maintenance Agreement are divided by the principal balance of the Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates)(adjusted to actual/360).

Yield Maintenance Agreement Schedule

Period	Cap Balance	Cap Strike	Cap Ceiling
1	$93,377,000.00	6.166940%	9.00000%
2	$93,377,000.00	5.967700%	9.00000%
3	$93,377,000.00	6.166750%	9.00000%
4	$93,377,000.00	5.968780%	9.00000%
5	$93,377,000.00	5.968630%	9.00000%
6	$93,377,000.00	6.379850%	9.00000%
7	$93,377,000.00	5.967840%	9.00000%
8	$93,377,000.00	6.166320%	9.00000%
9	$93,377,000.00	5.967390%	9.00000%
10	$93,377,000.00	6.168830%	9.00000%
11	$93,377,000.00	5.969900%	9.00000%
12	$93,377,000.00	5.969570%	9.00000%
13	$93,377,000.00	6.168300%	9.00000%
14	$93,377,000.00	5.969150%	9.00000%
15	$93,377,000.00	6.168490%	9.00000%
16	$93,377,000.00	5.971610%	9.00000%
17	$93,377,000.00	5.972040%	9.00000%
18	$93,377,000.00	6.612090%	9.00000%
19	$93,377,000.00	5.972480%	9.00000%
20	$93,377,000.00	6.173090%	9.00000%
21	$93,377,000.00	5.974850%	9.00000%
22	$93,377,000.00	8.263620%	9.00000%
23	$93,377,000.00	8.376110%	9.00000%
24	$93,377,000.00	8.374230%	9.00000%
25	$0.00	0.000000%	0.00000%

Weighted Average Life Tables

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.00	8.26	5.70	4.42	3.80	3.55	3.42
MDUR (yr)	17.42	7.07	5.10	4.05	3.52	3.30	3.19
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	11/25/06	12/25/06	02/25/07
Last Prin Pay	03/25/32	11/25/15	01/25/12	12/25/09	08/25/08	09/25/07	02/25/07

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.11	8.80	6.09	4.70	4.02	3.72	3.71
MDUR (yr)	17.46	7.43	5.38	4.27	3.71	3.46	3.45
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	11/25/06	12/25/06	02/25/07
Last Prin Pay	02/25/33	03/25/21	12/25/15	10/25/12	10/25/10	06/25/09	06/25/08

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.00	8.26	5.70	4.40	3.76	3.44	3.35
MDUR (yr)	16.71	6.96	5.03	3.99	3.46	3.19	3.10
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	11/25/06	11/25/06	12/25/06
Last Prin Pay	03/25/32	11/25/15	01/25/12	12/25/09	08/25/08	09/25/07	02/25/07

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.07	8.58	5.93	4.57	3.89	3.55	3.42
MDUR (yr)	16.74	7.16	5.20	4.12	3.56	3.28	3.17
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	11/25/06	11/25/06	12/25/06
Last Prin Pay	10/25/32	07/25/18	12/25/13	05/25/11	09/25/09	08/25/08	10/25/07

Weighted Average Life Tables

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.99	8.25	5.69	4.40	3.73	3.40	3.27
MDUR (yr)	15.08	6.66	4.87	3.89	3.36	3.09	2.98
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	10/25/06	11/25/06	11/25/06
Last Prin Pay	03/25/32	11/25/15	01/25/12	12/25/09	08/25/08	09/25/07	02/25/07

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.02	8.33	5.75	4.44	3.77	3.43	3.28
MDUR (yr)	15.09	6.71	4.92	3.92	3.39	3.12	2.99
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	10/25/06	11/25/06	11/25/06
Last Prin Pay	07/25/32	01/25/17	11/25/12	07/25/10	02/25/09	02/25/08	05/25/07

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.82	7.81	5.40	4.18	3.55	3.24	3.15
MDUR (yr)	13.86	6.19	4.55	3.65	3.16	2.91	2.84
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	10/25/06	10/25/06	10/25/06
Last Prin Pay	01/25/32	05/25/15	09/25/11	09/25/09	06/25/08	08/25/07	12/25/06

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.82	7.81	5.40	4.18	3.55	3.24	3.15
MDUR (yr)	13.86	6.19	4.55	3.65	3.16	2.91	2.84
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	10/25/06	10/25/06	10/25/06
Last Prin Pay	01/25/32	05/25/15	09/25/11	09/25/09	06/25/08	08/25/07	12/25/06

Weighted Average Life Tables

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	24.56	6.27	4.36	3.48	3.15	3.08	3.08
MDUR (yr)	13.53	5.20	3.79	3.11	2.84	2.78	2.78
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	10/25/06	10/25/06	10/25/06
Last Prin Pay	10/25/30	07/25/12	10/25/09	04/25/08	05/25/07	10/25/06	10/25/06

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	24.56	6.27	4.36	3.48	3.15	3.08	3.08
MDUR (yr)	13.53	5.20	3.79	3.11	2.84	2.78	2.78
First Prin Pay	06/25/25	01/25/08	10/25/06	10/25/06	10/25/06	10/25/06	10/25/06
Last Prin Pay	10/25/30	07/25/12	10/25/09	04/25/08	05/25/07	10/25/06	10/25/06

Mortgage Loans
As of the Cut-off Date

TOTAL OUTSTANDING PRINCIPAL BALANCE:	$1,204,853,872	
NUMBER OF LOANS:	5,898	

			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$204,449.75		$23,800.00		$1,000,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$204,281.77		$23,772.52		$1,000,000.00	
WAVG CURRENT LOAN RATE:	6.681	%	4.125	%	11.375	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	4.617	%	2.875	%	8.000	%
WAVG MAXIMUM LOAN RATE:	12.619	%	10.125	%	21.000	%
WAVG MINIMUM LOAN RATE:	6.615	%	4.125	%	10.125	%
WAVG INITIAL PERIODIC RATE CAP:	2.995	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	24	months	2	months	58	months
WAVG ORIGINAL TERM:	359.09	months	180.00	months	360.00	months
WAVG REMAINING TERM:	356.49	months	175.00	months	359.00	months
WAVG ORIGINAL LTV:	81.00	%	16.06	%	100.00	%
WAVG CREDIT SCORE:	653		540		814	
FIRST PAY DATE:			Dec 01, 2002		Sep 01, 2003	
MATURITY DATE:			Apr 01, 2018		Aug 01, 2033	

TOP PROPERTY STATE CONC ($):	57.11 % California, 4.74 % Florida, 2.89 % Georgia
MAXIMUM ZIP CODE CONC ($):	0.69 % 91913

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
23,773 - 50,000	180	7,437,497.60	0.62
50,001 - 100,000	1,043	81,617,829.63	6.77
100,001 - 150,000	1,309	163,453,455.56	13.57
150,001 - 200,000	974	169,588,481.60	14.08
200,001 - 250,000	763	171,627,973.40	14.24
250,001 - 300,000	588	160,925,187.40	13.36
300,001 - 350,000	345	111,781,791.40	9.28
350,001 - 400,000	220	82,296,444.19	6.83
400,001 - 450,000	141	60,236,903.55	5.00
450,001 - 500,000	80	38,222,162.40	3.17
500,001 - 550,000	79	41,521,656.85	3.45
550,001 - 600,000	65	37,396,249.40	3.10
600,001 - 650,000	41	25,895,318.94	2.15
650,001 - 700,000	25	17,007,188.76	1.41
700,001 - 750,000	21	15,430,460.15	1.28
750,001 - 800,000	11	8,546,549.27	0.71
800,001 - 850,000	1	840,000.00	0.07
850,001 - 900,000	6	5,264,719.33	0.44
900,001 - 950,000	3	2,829,350.56	0.23
950,001 - 1,000,000	3	2,934,652.30	0.24
Total	5,898	1,204,853,872.29	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	59	6,072,599.40	0.50
240	1	39,877.83	0.00
360	5,838	1,198,741,395.06	99.49
Total	5,898	1,204,853,872.29	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
175 - 176	6	559,533.21	0.05
177 - 178	53	5,513,066.19	0.46
237 - 238	1	39,877.83	0.00
349 - 350	1	59,777.99	0.00
351 - 352	7	995,937.61	0.08
353 - 354	20	5,705,961.71	0.47
355 - 356	346	61,384,009.25	5.09
357 - 358	5,463	1,130,374,842.38	93.82
359 - 359	1	220,866.12	0.02
Total	5,898	1,204,853,872.29	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	4,029	787,068,075.20	65.32
PUD	1,013	250,846,616.87	20.82
Condominium	566	114,661,487.12	9.52
Two-Four Family	196	43,007,187.31	3.57
Manufactured Housing	94	9,270,505.79	0.77
Total	5,898	1,204,853,872.29	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	5,721	1,179,019,554.03	97.86
Non-owner	147	21,180,203.79	1.76
Second Home	30	4,654,114.47	0.39
Total	5,898	1,204,853,872.29	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	3,875	844,387,222.13	70.08
Cash Out Refinance	1,510	272,262,867.90	22.60
Rate/Term Refinance	513	88,203,782.26	7.32
Total	5,898	1,204,853,872.29	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
16.06 - 20.00	6	482,814.53	0.04
20.01 - 25.00	7	770,381.69	0.06
25.01 - 30.00	10	668,210.01	0.06
30.01 - 35.00	11	1,542,387.12	0.13
35.01 - 40.00	13	954,920.88	0.08
40.01 - 45.00	16	1,958,931.76	0.16
45.01 - 50.00	36	3,962,018.60	0.33
50.01 - 55.00	43	5,998,529.37	0.50
55.01 - 60.00	59	9,986,212.62	0.83
60.01 - 65.00	123	25,905,560.51	2.15
65.01 - 70.00	182	37,389,462.73	3.10
70.01 - 75.00	283	62,850,567.21	5.22
75.01 - 80.00	3,356	745,296,474.84	61.86
80.01 - 85.00	442	72,102,810.21	5.98
85.01 - 90.00	582	103,620,312.28	8.60
90.01 - 95.00	651	119,482,537.93	9.92
95.01 - 100.00	78	11,881,740.00	0.99
Total	5,898	1,204,853,872.29	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	22	2,614,136.83	0.22
Arizona	110	16,269,278.61	1.35
Arkansas	2	173,066.40	0.01
California	2,482	688,081,159.01	57.11
Colorado	131	24,127,980.80	2.00
Connecticut	31	5,292,962.21	0.44
Delaware	2	414,400.00	0.03
Florida	422	57,126,701.72	4.74
Georgia	183	34,822,597.26	2.89
Idaho	8	629,964.68	0.05
Illinois	181	31,124,486.99	2.58
Indiana	77	6,376,897.71	0.53
Iowa	17	1,356,975.70	0.11
Kansas	20	1,997,903.85	0.17
Kentucky	43	3,800,982.39	0.32
Louisiana	3	414,120.03	0.03

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Maine	9	930,589.59	0.08
Maryland	71	14,905,595.68	1.24
Massachusetts	52	10,842,544.89	0.90
Michigan	237	33,233,650.64	2.76
Minnesota	125	20,052,723.31	1.66
Missouri	91	9,195,844.09	0.76
Montana	3	224,299.57	0.02
Nebraska	22	1,989,853.93	0.17
Nevada	99	18,755,852.94	1.56
New Hampshire	16	2,610,840.81	0.22
New Jersey	71	13,731,728.11	1.14
New Mexico	18	1,991,208.44	0.17
New York	127	30,073,359.45	2.50
North Carolina	104	13,371,970.49	1.11
North Dakota	2	107,319.25	0.01
Ohio	247	29,348,375.04	2.44
Oklahoma	4	264,294.87	0.02
Oregon	115	18,178,759.35	1.51
Pennsylvania	55	5,545,104.25	0.46
Rhode Island	16	2,717,954.77	0.23
South Carolina	47	5,510,348.83	0.46
South Dakota	3	223,798.57	0.02
Tennessee	96	10,329,036.73	0.86
Texas	169	28,727,404.19	2.38
Utah	100	14,521,327.83	1.21
Vermont	2	168,812.32	0.01
Virginia	41	7,626,917.78	0.63
Washington	170	29,604,338.43	2.46
West Virginia	3	242,604.77	0.02
Wisconsin	47	5,002,133.88	0.42
Wyoming	2	201,665.30	0.02
Total	5,898	1,204,853,872.29	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	5,209	1,085,400,750.25	90.09
No Income Verification	286	48,415,098.14	4.02
No Documentation	305	45,773,130.51	3.80
Limited Income Verification	98	25,264,893.39	2.10
Total	5,898	1,204,853,872.29	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540 - 550	316	41,440,836.58	3.44
551 - 575	902	123,369,943.46	10.24
576 - 600	364	57,751,205.80	4.79
601 - 625	800	153,101,333.43	12.71
626 - 650	940	208,532,872.38	17.31
651 - 675	885	213,138,914.94	17.69
676 - 700	596	142,519,473.48	11.83
701 - 725	530	121,224,792.50	10.06
726 - 750	299	72,380,911.10	6.01
751 - 775	189	52,089,919.57	4.32
776 - 800	70	17,957,332.62	1.49
801 - 814	7	1,346,336.43	0.11
Total	5,898	1,204,853,872.29	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.125 - 5.000	98	26,254,200.53	2.18
5.001 - 6.000	1,213	323,889,211.22	26.88
6.001 - 7.000	2,185	502,835,513.49	41.73
7.001 - 8.000	1,437	231,308,653.35	19.20
8.001 - 9.000	786	100,351,214.57	8.33
9.001 - 10.000	167	19,021,388.99	1.58
10.001 - 11.000	11	1,153,729.94	0.10
11.001 - 11.375	1	39,960.20	0.00
Total	5,898	1,204,853,872.29	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.875 - 3.000	6	1,713,541.25	0.15
3.001 - 4.000	1,347	374,081,010.77	33.67
4.001 - 5.000	1,925	418,550,982.45	37.67
5.001 - 6.000	1,284	219,268,837.20	19.73
6.001 - 7.000	658	87,659,895.56	7.89
7.001 - 8.000	94	9,875,482.42	0.89
Total	5,314	1,111,149,749.65	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.125 - 11.000	98	26,254,200.53	2.36
11.001 - 12.000	1,201	319,794,325.62	28.78
12.001 - 13.000	2,036	466,049,113.80	41.94
13.001 - 14.000	1,210	198,410,227.16	17.86
14.001 - 15.000	657	87,012,414.69	7.83
15.001 - 16.000	107	12,805,870.28	1.15
16.001 - 17.000	2	223,831.42	0.02
18.001 - 19.000	1	124,000.00	0.01
19.001 - 20.000	1	229,818.39	0.02
20.001 - 21.000	1	245,947.76	0.02
Total	5,314	1,111,149,749.65	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.125 - 5.000	98	26,254,200.53	2.36
5.001 - 6.000	1,201	319,794,325.62	28.78
6.001 - 7.000	2,037	466,338,067.29	41.97
7.001 - 8.000	1,211	198,673,148.66	17.88
8.001 - 9.000	658	87,060,305.85	7.84
9.001 - 10.000	107	12,805,870.28	1.15
10.001 - 10.125	2	223,831.42	0.02
Total	5,314	1,111,149,749.65	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11/01/03	3	551,125.27	0.05
12/01/03	3	1,619,549.96	0.15
01/01/04	1	260,907.04	0.02
06/01/04	1	555,033.30	0.05
07/01/04	2	621,872.67	0.06
11/01/04	1	59,777.99	0.01
01/01/05	5	881,402.99	0.08
02/01/05	7	1,308,120.42	0.12
03/01/05	8	2,414,950.44	0.22
04/01/05	17	3,336,692.30	0.30
05/01/05	266	48,063,014.52	4.33
06/01/05	2,301	466,474,895.32	41.98
07/01/05	2,277	478,313,626.22	43.05
08/01/05	12	2,058,393.35	0.19
04/01/06	2	296,259.58	0.03
05/01/06	3	501,197.64	0.05
06/01/06	26	4,366,009.08	0.39
07/01/06	33	7,225,068.81	0.65
05/01/08	18	3,620,304.07	0.33
06/01/08	158	42,877,616.36	3.86
07/01/08	170	45,743,932.32	4.12
Total	5,314	1,111,149,749.65	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	7	2,431,582.27	0.22
2.000	3	1,176,905.97	0.11
3.000	5,304	1,107,541,261.41	99.68
Total	5,314	1,111,149,749.65	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5YR IO 2/28 6 Mo LIBOR ARM	2,852	673,501,935.40	55.90
2/28 6 Mo LIBOR ARM	2,042	329,408,938.15	27.34
Fixed Rate	578	92,658,757.17	7.69
5YR IO 5/25 6 Mo LIBOR ARM	319	86,354,678.93	7.17
5YR IO 3/27 6 Mo LIBOR ARM	31	8,105,280.00	0.67
5/25 6 Mo LIBOR ARM	27	5,887,173.82	0.49
3/27 6 Mo LIBOR ARM	33	4,283,255.11	0.36
6 Mo LIBOR ARM	7	2,431,582.27	0.20
1/29 6 Mo LIBOR ARM	3	1,176,905.97	0.10
BALLOON 15/30	6	1,045,365.47	0.09
Total	5,898	1,204,853,872.29	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	647	125,601,693.94	10.42
12	141	42,043,465.27	3.49
24	3,594	764,743,337.56	63.47
36	1,500	270,690,602.81	22.47
48	15	1,734,845.94	0.14
60	1	39,926.77	0.00
Total	5,898	1,204,853,872.29	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	647	125,601,693.94	10.42
Prepayment Penalty	5,251	1,079,252,178.35	89.58
Total	5,898	1,204,853,872.29	100.00

Dividend Program:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non-Dividend Loans	5,774	1,189,893,689.03	98.76
Dividend Loans	124	14,960,183.26	1.24
Total	5,898	1,204,853,872.29	100.00